

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 20, 2018

Xiaoyang Huang
Chief Executive Officer
HiTek Global Inc.
Unit 304, No. 30 Guanri Road, Siming District,
Xiamen City, Fujian Province
People's Republic of China

> **Re:** **HiTek Global Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted August 31, 2018**
> **CIK No. 0001742341**

Dear Ms. Huang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Financial Statements

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition

Tax Devices and Services, page F-12

1. We reviewed your response to our comment 21, that the revenue recognition policy for the GTD device is disclosed on pages 34 and F-13. However, we are unable to locate your revenue recognition policy disclosure related to the GTD device. In that regard,

please disclose your revenue recognition policy with respect to the GTD device, as previously requested.

2. We reviewed your response to our comment 22. Please explain to us in further detail why your presentation of revenues on a gross basis is acceptable under GAAP. In doing so, please provide us an analysis that addresses all the factors and indicators of gross versus net revenue reporting beginning at ASC 605-45-45-3. Notwithstanding the above, revise your accounting policy disclosures to specify how you record revenues from these sales and the principal reasons for your election on reporting revenues gross or net.

Underwriting, page 81

3. Clarify when your offering will terminate if you meet the minimum offering amount but do not meet the maximum offering amount and how much time may lapse. Refer to Item 2.B. of Form 20-F.

Signatures, Page II-3

4. We note your response to comment 30 and your revised disclosure. We also note that you have added a line for the Chief Financial Officer to execute the registration statement although no name has been supplied and it has not been signed. Please revise to identify your principal financial officer as well as your controller or principal accounting officer, if different. Refer to Instruction 1 to Form F-1.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562, or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 if you have questions regarding the comments.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products